Via EDGAR and facsimile (202) 772-9218

February 13, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Tim Buchmiller

Re:	Cyberkinetics Neurotechnology Systems, Inc.
Registration Statement on Form SB-2 - File No. 333-139081
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Cyberkinetics Neurotechnology Systems, Inc. (the “Registrant”) hereby requests that the Commission take appropriate action to cause the above-referenced Registration Statement on Form SB-2 to become effective at 5:00 P.M., Eastern Standard Time, on February 13, 2007, or as soon thereafter as practicable.

In connection with this request, the Registrant hereby acknowledges the following:

(i) Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact Michael Hickey at (617) 951-9157 or John Cushing at (617) 261-3268 or by facsimile at (617) 261-3175. Thank you for your assistance and cooperation.

Sincerely,

CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.

By:     /s/ Kurt Kruger
Kurt Kruger, CFO

cc:	Michael A. Hickey, Esq.
John C. Cushing, Esq.